UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED

SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire

03842-1720

Financial Statements and

Reports of Independent

Registered Public Accounting Firms

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2005 and 2004

C O N T E N T S

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	3-4

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - DECEMBER 31, 2005 AND 2004	5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEAR ENDED DECEMBER 31, 2005	6

NOTES TO FINANCIAL STATEMENTS	7-13

SUPPLEMENTAL INFORMATION

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005	15

SCHEDULES REQUIRED UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, OTHER THAN THE SCHEDULE LISTED ABOVE, ARE OMITTED BECAUSE OF THE ABSENCE OF CONDITIONS UNDER WHICH THE SCHEDULES ARE REQUIRED.

SIGNATURES	16

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Exhibit 23.2

Report of Independent Registered Public Accounting Firm

To the Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ VITALE, CATURANO & COMPANY, LTD.

May 19, 2006
Boston, Massachusetts

Report of Independent Registered Public Accounting Firm

To the Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statement of assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts
June 24, 2005, except for the matter related to prohibited transaction discussed in
Note F as to which the date is
September 15, 2005

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2005	2004
Investments in Funds at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,328,371	$1,118,254
Growth Fund of America	7,747,115	6,965,583
MainStay High Yield Corporate Bond Fund	417,517	157,202
PIMCO Real Return Fund	190,364	89,438
PIMCO Total Return Fund	1,114,866	995,254
Barclays LifePath Retirement Fund	16,862	14,685
Barclays LifePath 2010 Fund	4,597	—
Barclays LifePath 2020 Fund	80,858	65,205
Barclays LifePath 2030 Fund	37,033	2,739
Barclays LifePath 2040 Fund	40,582	24,295
MainStay S&P 500 Index Fund	1,224,160	1,163,086
Van Kampen Growth and Income Fund	3,404,145	3,093,315
Davis New York Venture Fund	97,881	45,695
STI Classic Small Cap Growth Stock Fund	449,650	—
Franklin Small-Mid Cap Growth	145,077	92,471
JP Morgan Mid Cap Value Fund	698,321	630,109
Royce Low-Priced Stock Fund	560,961	639,618
Sentinel Small Company Fund	—	482,547
TCW Galileo Value Opportunities Fund	122,451	165,805
Fidelity Advisor Diversified International Fund	2,481,246	1,952,321

Total Registered Investment Companies	20,162,057	17,697,622

Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	4,160,944	4,550,017
MainStay Cash Reserves Fund I	187,105	224,235

Total Unitil Corporation Stock Fund	4,348,049	4,774,252

Total Investments at Fair Value	24,510,106	22,471,874

Investments at Estimated Fair Value:
Stable Value Fund (New York Life Anchor Account)	4,823,201	4,312,643
Participant Loans	790,486	605,261

Total Investments at Estimated Fair Value	5,613,687	4,917,904

Net Assets Available for Benefits	$30,123,793	$27,389,778

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2005
Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$723,760
Interest on participant loans	41,059
Interest and dividends	1,132,313

Total investment income	1,897,132

Contributions:
Participant	1,674,417
Employer	514,044
Rollover	52,114

Total contributions	2,240,575

Total additions	4,137,707

Deductions from net assets attributed to:
Benefits paid to participants	(464,764)
Rollover distributions	(817,324)
In-kind distribution of securities	(121,604)

Total deductions	(1,403,692)

Net increase	2,734,015

Net assets available for benefits:
Beginning of year	27,389,778

End of year	$30,123,793

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the “Company”) Tax Deferred Savings and Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company (the “subsidiaries”), who satisfy the eligibility requirements. During 2004, the Company engaged New York Life Trust Company to replace Putnam Fiduciary Trust Company as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan agreement, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan agreement, or (2) total base pay plus bonues, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan agreement and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of base pay, bonuses and incentives, as defined by the Plan agreement. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company pays for substantially all expenses of the Plan.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan agreement. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1		0%
1-2	3	3%
2-3	6	7%
3+	1	00%

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

A participant will become 100% vested in their account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2005, there are 109 loans to participants, maturing from 2006 to 2020 with interest rates ranging between 5.00% and 10.00%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants can elect to receive in-kind distributions of employer securities.

Forfeitures

A participant who terminates their employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $13,839 in 2005. There were $1,292 and $13,785 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2005 and December 31, 2004, respectively.

Investment Options

The Plan offers twenty investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Common Stock fund is set up to hold shares for the participants of the Plan and maintains liquidity in cash and cash equivalents. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2005, the Plan had approximately 4% in cash and cash equivalents and 96% in Company stock.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan’s effective date is July 1, 1987. The Plan was last amended and restated effective July 30, 2004 to comply with current Federal regulations.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Pooled separate accounts are valued at estimated fair value based on the net unit values of units held by the Plan at year end as reported by the insurance company. The Unitil Corporation common stock is valued at fair value based on quoted market price. Participant loans are valued at estimated fair value on the basis of their expected future loan payments.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1000 hours of credited service, as defined by the Plan agreement.

Normal Retirement Date

A participant’s normal retirement benefit date is the date the participant reaches their 65th birthday.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan agreement.

Reclassifications

Certain amounts in the December 31, 2004 statement of net assets available for benefits have been reclassified to conform to the current year presentation.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

NOTE D – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participant’s accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are excludible from income for individual Federal income tax purposes up to specified limits. Contributions made by the Company are deductible for Federal income tax purposes within specified limits.

Although the Plan has been amended since the date of the IRS letter, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. The Company has not applied for a new letter. However, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been provided for in the Plan’s financial statements.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE E – INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2005
Registered Investment Companies (at fair value):
American Balanced Fund	$(8,798)
Growth Fund of America	860,793
MainStay High Yield Corporate Bond Fund	(8,788)
PIMCO Real Return Fund	(6,511)
PIMCO Total Return Fund	(17,963)
Barclays LifePath Retirement Fund	65
Barclays LifePath 2010 Fund	26
Barclays LifePath 2020 Fund	3,359
Barclays LifePath 2030 Fund	1,816
Barclays LifePath 2040 Fund	2,397
MainStay S&P 500 Index Fund	35,091
Van Kampen Growth and Income Fund	51,185
Davis New York Venture Fund	7,048
STI Classic Small Cap Growth Stock Fund	29,650
Franklin Small-Mid Cap Growth Fund	12,540
JP Morgan Mid Cap Value Fund	34,436
Royce Low-Priced Stock Fund	(856)
Sentinel Small Company Fund	(16,541)
TCW Galileo Value Opportunities Fund	(4,667)
Fidelity Advisor Diversified International Fund	264,113

$1,238,395
Common Stock (at fair value):
Unitil Corporation	(514,635)

Total	$723,760

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, respectively, are as follows:

Funds (at fair value):	2005	2004
Growth Fund of America	$7,747,115	$6,965,583
Stable Value Fund (New York Life Anchor Account)	$4,823,201	$4,312,643
Van Kampen Growth and Income Fund	$3,404,145	$3,093,315
Fidelity Advisor Diversified International Fund	$2,481,246	$1,952,321
Unitil Corporation Common Stock	$4,160,944	$4,550,017

NOTE F – PROHIBITED TRANSACTION

Under U.S. Department of Labor regulation section 2510.3-102, salary deferrals to a 401(k) plan and loan repayments that are withheld from employees’ paychecks must be deposited into the plan as soon as reasonably possible, but in no event later than the fifteenth business day of the month following the month of the withholding from the paycheck. When this regulation is not satisfied, the Plan sponsor has engaged in a prohibited transaction.

During the Plan year ended December 31, 2004, the Company inadvertently engaged in a prohibited transaction. The Company had remitted $20,163 of deposits to the Plan after the required fifteen days. The Company has taken corrective actions relating to this prohibited transaction, which consist of (a) restoring lost interest on the deposit to the participants; (b) restoring earnings on the lost interest to the Plan based upon applicable IRS regulations, and (c) filing Form 5330 and paying the applicable excise tax. Excise taxes are calculated at 15% of earnings plus the interest on the earnings on the late deposits

NOTE G – UNITIL CORPORATION COMMON STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Common Stock Fund for the year ended December 31, 2005 is as follows:

Fair Value, beginning of year			$4,774,252
Contributions:
Employee	$194,921
Employee Rollover	5,106
Employer	58,113
Loan Repayments	61,763	$319,903

Interest Income		231,974
Net Depreciation in Fair Value		(514,635)
Benefits Paid to Participants		(194,721)
Loans to Participants		(138,315)
Interfund Transfers and Other		(130,409)	(426,203)

Fair Value, end of year			$4,348,049

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Anchor Account pooled separate account in the Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s investments are common shares of Unitil Corporation, the Plan’s sponsor, and loans to participants. These transactions also qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

The	Unitil Corporation Tax Deferred Savings and Investment Plan
Employee	Identification Number 02-0381573

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b)	(c)					(d)	(e)
		Description of Investment					Cost	Current Value
	Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value

	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,328,371
	Growth Fund of America	”	n/a	n/a	n/a	n/a	n/a	7,747,115
*	Mainstay High Yield Corp. Bond Fund	”	n/a	n/a	n/a	n/a	n/a	417,517
	PIMCO Real Return Fund	”	n/a	n/a	n/a	n/a	n/a	190,364
	PIMCO Total Return Fund	”	n/a	n/a	n/a	n/a	n/a	1,114,866
	Barclays LifePath Retirement Fund	”	n/a	n/a	n/a	n/a	n/a	16,862
	Barclays LifePath 2010 Fund	”	n/a	n/a	n/a	n/a	n/a	4,597
	Barclays LifePath 2020 Fund	”	n/a	n/a	n/a	n/a	n/a	80,858
	Barclays LifePath 2030 Fund	”	n/a	n/a	n/a	n/a	n/a	37,033
	Barclays LifePath 2040 Fund	”	n/a	n/a	n/a	n/a	n/a	40,582
*	MainStay S&P 500 Index Fund	”	n/a	n/a	n/a	n/a	n/a	1,224,160
	Van Kampen Growth and Income Fund	”	n/a	n/a	n/a	n/a	n/a	3,404,145
	Davis New York Venture Fund	”	n/a	n/a	n/a	n/a	n/a	97,881
	STI Classic Small Cap Growth Stock Fund	”	n/a	n/a	n/a	n/a	n/a	449,650
	Franklin Small-Mid Cap Growth	”	n/a	n/a	n/a	n/a	n/a	145,077
	JP Morgan Mid Cap Value Fund	”	n/a	n/a	n/a	n/a	n/a	698,321
	Royce Low-Priced Stock Fund	”	n/a	n/a	n/a	n/a	n/a	560,961
	TCW Galileo Value Opportunities Fund	”	n/a	n/a	n/a	n/a	n/a	122,451
	Fidelity Advisor Diversified International Fund	”	n/a	n/a	n/a	n/a	n/a	2,481,246
*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	n/a	n/a	n/a	n/a	4,823,201
*	Unitil Corporation Common Stock	Common Stock	n/a	n/a	n/a	n/a	n/a	4,160,944
*	Mainstay Cash Reserves Fund I	Money Market Fund	n/a	n/a	n/a	n/a	n/a	187,105
*	Participant Loans		varies	5%-10%	n/a	n/a	—	790,486

	Total							$30,123,793

*	Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 26, 2006	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer